UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q10

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED
NET INCOME OF COP 291 BILLION FOR THE SECOND QUARTER OF 2010 (COP 370 PER SHARE
- USD 0.77 PER ADR), WHICH REPRESENTS AN INCREASE OF 15% COMPARED TO THE SAME
QUARTER LAST YEAR.

•
Net loans grew 4.92% compared to 1Q10. There was still a reduction of 2% in net loans with respect to 2Q09; however, the positive trend in credit demand that began to show at the end of 1Q10 became stronger during 2Q10.

•
Net Interest Margin recovered in 2Q10 due to the better performance of investment securities and an effective funding strategy. Net interest margin increased 37 basis points (“bp”) during the quarter and ended 2Q10 at 6.45%. This increase is explained by the better performance of investment securities and a funding strategy that decreased the cost of funds from 2.73% in 1Q10 to 2.56% in 2Q10.

•
Net income from fees and other services continued to increase consistently during the quarter and totaled COP 396 billion, 5.7% higher than in 1Q10 and 4% higher than in 2Q09. This positive performance is explained by greater income from the Bank’s investment banking and asset management businesses, and by solid levels of credit and debit card fees.

•
There was less deterioration of the loan portfolio in 2Q10 vs. 1Q10.  The deterioration of the loan portfolio in 2Q10 totaled COP 35 billion, a figure 88% lower than that for 1Q10 and 85% lower than that 2Q09. Loan charge-offs were COP 225 billion, 64% higher than those reported in 1Q10 and 32% lower than those reported in 2Q09. Net provision charges were COP 187 billion in 2Q10.

•
The balance sheet remains strong due in part to the solid level of loan loss reserves, which represented 5.6% of total loans and 154% of past due loans at the end of 2Q10. The capital adequacy ratio increased during the past 12 months and ended at 13.37% (Tier 1 of 10.7%), a figure that is considerably higher than the 12.9% (Tier 1 de 10%) reported at the end of 2Q09.

•
Solid liquidity position. The ratio of net loans to deposits (including borrowings from domestic development banks) was 95% at the end of 2Q10, and net investment securities totaled COP 9,009 billion, 4.7% higher as compared to 1Q10 and 19.3% as compared to 2Q09.

August 4, 2010. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 2010.

For the quarter ended June 30, 2010 (“2Q10”), Bancolombia reported consolidated net income of COP 291 billion, or COP 370 per share - USD 0.77 per ADR, which represents an increase of 15% as compared to the results for the quarter ended June 30, 2009 (“2Q09”) and a decrease of 15% as compared to the results for the quarter ended March 31, 2010 (“1Q10”). Bancolombia’s annualized return on equity (“ROE”) was 16.7% for 2Q10, and 18.03% for the first semester of 2010.

Bancolombia ended 2Q10 with COP 62,489 billion in assets, 3% higher than at the end of 1Q10 and 1% lower than at the end 2Q09. At the same time, liabilities totaled COP 55,387 billion and decreased 3% as compared to the figure reported in 2Q091.
_________________________
1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended June 30, 2010. The statements of income for the quarter ended June 30, 2010 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate  July 1, 2010:  COP 1,913.15 =USD 1         Average Representative Market Rate for 2Q10: COP1,947.57=USD 1

2Q10

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT		Quarter		Growth
(COP million)	2Q 09	1Q 10	2Q 10	2Q 10/1Q 10	2Q 10/2Q 09
ASSETS
Loans and financial leases, net	42,383,700	39,493,643	41,436,323	4.92%	-2.24%
Investment securities, net	7,549,268	8,608,550	9,009,171	4.65%	19.34%
Other assets	13,334,336	12,668,389	12,044,002	-4.93%	-9.68%
Total assets	63,267,304	60,770,582	62,489,496	2.83%	-1.23%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	42,888,356	40,113,266	41,039,287	2.31%	-4.31%
Non-interest bearing	5,008,486	5,570,111	5,402,692	-3.01%	7.87%
Interest bearing	37,879,870	34,543,155	35,636,595	3.17%	-5.92%
Other liabilities	14,165,459	13,855,066	14,347,892	3.56%	1.29%
Total liabilities	57,053,815	53,968,332	55,387,179	2.63%	-2.92%
Shareholders' equity	6,213,489	6,802,250	7,102,317	4.41%	14.30%
Total liabilities and shareholders' equity	63,267,304	60,770,582	62,489,496	2.83%	-1.23%

Interest income	1,652,790	1,208,967	1,250,203	3.41%	-24.36%
Interest expense	726,356	408,565	383,671	-6.09%	-47.18%
Net interest income	926,434	800,402	866,532	8.26%	-6.47%
Net provisions	(344,957)	(142,498)	(186,647)	30.98%	-45.89%
Fees and income from service, net	379,719	374,411	395,614	5.66%	4.19%
Other operating income	20,025	159,119	94,610	-40.54%	372.46%
Total operating expense	(681,306)	(730,854)	(742,683)	1.62%	9.01%
Goodwill amortization	(18,104)	(15,142)	(15,041)	-0.67%	-16.92%
Non-operating income, net	24,920	37,968	(4,489)	-111.82%	-118.01%
Income tax expense	(53,608)	(142,422)	(116,646)	-18.10%	117.59%
Net income	253,123	340,984	291,250	-14.59%	15.06%

PRINCIPAL RATIOS		Quarter		As of
	2Q 09	1Q 10	2Q 10	Jun-09	Jun-10
PROFITABILITY
Net interest margin (1)	6.66%	6.07%	6.45%	6.88%	6.25%
Return on average total assets (2)	1.58%	2.22%	1.89%	1.77%	2.05%
Return on average shareholders´ equity (3)	16.54%	19.44%	16.75%	18.22%	18.03%
EFFICIENCY
Operating expenses to net operating income	52.74%	55.92%	55.85%	51.21%	55.89%
Operating expenses to average total assets	4.37%	4.86%	4.91%	4.50%	4.88%
CAPITAL ADEQUACY
Shareholders' equity to total assets	9.82%	11.19%	11.37%	9.82%	11.37%
Technical capital to risk weighted assets	12.94%	13.62%	13.37%	12.94%	13.37%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.60	0.90	0.77
Net income per share $COP	321.29	432.82	369.69
P/BV ADS (4)	2.07	2.54	2.66
P/BV Local (5) (6)	2.08	2.58	2.64
P/E (7)	12.75	12.80	16.12
ADR price (8)	30.50	45.66	50.13
Common share price (8)	16,400	22,280	23,760
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	2,145.21	1,921.88	1,913.15

2 (1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2Q10

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2010, Bancolombia’s assets totaled COP 62,489 billion, which represents an increase of 3% compared to 1Q10 and a decrease of 1% compared to 2Q09.

Assets denominated in COP totaled COP 46,278 billion at the end of 2Q10, decreasing 3% compared to 1Q10 and remaining stable compared to 2Q09. Assets denominated in currencies other than COP (mainly American dollars (“USD”)) represented 26% of total assets (or USD 8.5 billion) at the end of 2Q10, increasing 23% compared to 1Q10 and 7% compared to 2Q09.

Loans and financial leases, net of provisions, represented 66% of assets at the end of 2Q10, decreasing as compared to the 67% they represented at the end of 2Q09. Net investments were 14% of total assets at the end of the quarter, increasing their participation in assets from 12% at the end of de 2Q09.

1.2.	Loan Portfolio

During the second quarter of 2010, there was growth of the loan portfolio in our operation in Colombia. Loans denominated in COP totaled COP 33,574 billion at the end of 2Q10, remained stable compared to 2Q09 but increased 4% compared to 1Q10. On the other hand, loans denominated in USD totaled USD 5,390 million (23% of the loan portfolio), increasing 7% compared to 1Q10 and 3% compared to 2Q09. These USD denominated loans correspond to loans in Colombia (USD 1,250 million or 23% of loans in USD), El Salvador (USD 2,453 million or 46% of loans in USD) and other countries (USD 1,687 million or 31% of loans in USD).

The appreciation of the COP against de USD was of 1% in 2Q10 and has been of 11% since 2Q09. This appreciation of the peso, negatively affected the conversion to COP of loans denominated in USD. Overall, Bancolombia’s gross loans totaled COP 43,886 billion at the end of 2Q10 and increased 4.62% compared to the COP 41,946 billion at the end of 1Q10.

In annual terms, gross loans decreased 2% compared to the COP 44,714 billion in loans reported as of the end of 2Q09. This decrease is explained by the contraction of loans in USD resulting from their conversion to COP. When converted to COP, USD denominated loans showed a decrease of 8% in 2Q10 compared to 2Q09. In general, the higher volume of loans denominated in USD during the quarter, reveal an increase in lending activity in our subsidiaries of Panama (off-shore banking), an operation that already begins to reflect the pick-up in economic activity and the greater financing needs of our clients. The recovery of international trade flows played a key role in the increase of loans denominated in USD. Similarly, loans denominated in COP, which constitute the majority of our loan portfolio, didn’t show significant growth in annual terms.

Commercial loans denominated in COP ended 2Q10 at COP 20,447 billion and showed a significant increase of 5% with respect to 1Q10. Commercial loans denominated in USD totaled USD 3,683 million at the end of the quarter and increased 10% compared to 1Q10.

Consumer loans also began to show dynamism during the quarter, reaching COP 5,130 billion, a figure 5% higher than that reported at the end of 1Q10. In contrast, consumer loans originated in El Salvador continue to be subdued and don’t show significant growth. Overall, consumer loans denominated in USD totaled USD 1,009 million and decreased 1% with respect to 2Q09, but increased 1% with respect to 1Q10.

2Q10

In 2Q10, mortgage loans expressed in COP grew 48 billion, and reached COP 3,639 billion. Additionally, COP 276 billion in mortgages were securitized in the same period, taking the outstanding balance of securitized mortgages to 2,413 billion at the end of 2Q10. When taking into account securitizations, mortgage loans increased 3% during the quarter and 10% during the past 12 months. The increased dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interested rate subsidy program, which have produced higher credit demand in this segment. On the other hand, the outstanding mortgage balances denominated in USD from our operation in El Salvador totaled USD 433 million, 1% and 6% lower that the outstanding mortgage balances in USD reported in 1Q10 and 2Q09, respectively.

Financial leases, 91% of which are denominated in COP, remained constant during the quarter and showed a decrease of 1% with respect to 2Q09.

When analyzing the performance of the loan portfolio, it becomes clear that corporate loans were key drivers of the growth of the total loan portfolio during the quarter as they increased 9% with respect to 1Q10. This increase is explained by higher demand for working capital and financing by businesses. On the other hand, retail and SME loans increased 1% in the same period due to greater demand for consumer loans.

Reserves for loan losses remained stable during 2Q10 and totaled COP 2,449 billion, or 5.6% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4. “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth
(COP million)	2Q09	1Q10	2Q10	2Q10/1Q10	2Q10/2Q09
CORPORATE
Working capital loans	20,480,489	18,155,416	19,788,703	9.00%	-3.38%
Funded by domestic development banks	754,878	416,809	395,026	-5.23%	-47.67%
Trade Financing	1,536,181	1,419,113	1,602,804	12.94%	4.34%
Overdrafts	108,467	86,468	91,362	5.66%	-15.77%
Credit Cards	38,577	38,798	37,147	-4.26%	-3.71%
TOTAL CORPORATE	22,918,592	20,116,604	21,915,042	8.94%	-4.38%
RETAIL AND SMEs
Working capital loans	4,139,241	4,496,309	4,424,178	-1.60%	6.88%
Personal loans	4,009,022	3,611,806	3,820,676	5.78%	-4.70%
Loans funded by domestic development b	841,001	772,129	762,168	-1.29%	-9.37%
Credit Cards	2,409,140	2,379,969	2,414,429	1.45%	0.22%
Overdrafts	305,275	251,934	251,938	0.00%	-17.47%
Automobile loans	1,228,467	1,211,770	1,178,490	-2.75%	-4.07%
Trade Financing	98,344	74,424	43,983	-40.90%	-55.28%
TOTAL RETAIL AND SMEs	13,030,490	12,798,341	12,895,862	0.76%	-1.03%
MORTGAGE	3,271,842	3,603,657	3,638,968	0.98%	11.22%
FINANCIAL LEASES	5,492,600	5,427,246	5,435,666	0.16%	-1.04%
Total loans and financial leases	44,713,524	41,945,848	43,885,538	4.62%	-1.85%
Allowance for loan losses	(2,329,824)	(2,452,205)	(2,449,215)	-0.12%	5.12%
Total loans and financial leases, net	42,383,700	39,493,643	41,436,323	4.92%	-2.24%

1.3.	Investment Portfolio

As of June 30, 2010, Bancolombia’s investment portfolio totaled COP 9,009 billion, increasing 5% compared to 1Q10 and 19% compared to 2Q09. The investment portfolio is mainly composed of debt investment securities, which represented 96% of Bancolombia’s total investments and 14% of assets at the end of 2Q10. Investments denominated in USD totaled USD 1,122 million and represented 24% of the investment portfolio.  Additionally, the Bank has COP 1,721 billion in TIPS, which represents 19% of the investment portfolio.

2Q10

1.4.	Goodwill

As of 2Q10, Bancolombia’s goodwill totaled COP 777 billion and decreased 16% compared to the amount reported in 2Q09. This variation is explained by the appreciation of the Colombian peso in the quarter and the amortization of goodwill reported during the past year (it is important to remember that under COL GAAP, goodwill is amortized within a period of 20 years). As of June 30, 2010, Bancolombia’s goodwill included USD 403 million related mostly to the acquisition of Banagrícola in 2007 and COP 6 billion related to the acquisition of a participation of Renting Bancolombia by Leasing Bancolombia.

1.5.	Funding

As of June 30, 2010, Bancolombia’s liabilities totaled COP 55,387 billion and increased 3% compared to 1Q10, but decreased 3% compared to 2Q09. During 2Q10, the Bank maintained a solid liquidity position. The ratio of net loans to deposits (including borrowings from domestic development banks) was 95% at the end of 2Q10 and increased compared to the 92% reported in 1Q10 and 2Q09.

Deposits totaled COP 41,039 billion (or 74% of liabilities) at the end of 2Q10 and increased 2% during the quarter. The composition of deposits during 2Q10 showed little change compared to 1Q10; however, the decrease in the proportion of CDs compared to 2Q09 is notable. CDs represented 50% of deposits in 2Q09, but represented only 42% in 2Q10. This decrease is in line with the funding strategy executed by the Bank in the last few quarters, which is aimed at taking advantage of the greater liquidity and low interest rates through increasing savings and checking accounts and decreasing the cost of CDs. As a result of this recomposition of the funding mix, demand deposits went from representing 50% of the Bank’s total deposits in 2Q09, to representing 58% as of the end of 2Q10.

DEPOSIT MIX	2Q09		1Q10		2Q10
COP Million		%		%		%
Checking accounts	6,878,151	16.0%	7,594,986	18.9%	7,606,010	18.5%
Saving accounts	14,133,895	33.0%	15,428,560	38.5%	15,956,900	38.9%
Time deposits	21,508,359	50.1%	16,687,250	41.6%	17,090,686	41.6%
Other	367,951	0.9%	402,470	1.0%	385,691	0.9%
Total deposits	42,888,356		40,113,266		41,039,287

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q10 was COP 7,102 billion, increasing 14%, or COP 889, with respect to the COP 6,213 billion reported at the end of 2Q09.

Bancolombia’s capital adequacy ratio decreased slightly during the quarter, ending the period at 13.37%, 25 basis points below the 13.62% for 1Q10 but considerably higher than the 12.94% for 2Q09.

Bancolombia’s capital adequacy ratio was 437 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 10.68% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 9.9% at the end of 2Q10.

2Q10

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)
	2Q09%		1Q 10%		2Q10%
Basic capital (Tier I)	5,540,492	9.99%	5,877,736	10.84%	6,004,109	10.68%
Additional capital (Tier II)	1,632,250	2.94%	1,503,888	2.77%	1,510,970	2.69%
Technical capital (1)	7,172,742		7,381,624		7,515,080
Risk weighted assets included market risk	55,434,962		54,207,462		56,217,651
CAPITAL ADEQUACY (2)	12.94%		13.62%		13.37%
(1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

2Q10

2.	INCOME STATEMENT

Net income totaled COP 291 billion in 2Q10 or COP 370 per share – USD 0.77 per ADR, which represents and an increase of 15% compared to 2Q09 and a decrease of 15% compared to 1Q10. Bancolombia’s ROE was 16.75% for 2Q10, similar to the ROE of 16.54% for 2Q09 but inferior to the 19.4% ROE for 1Q10.

2.1.	Net Interest Income

Net interest income totaled COP 866 billion in 2Q10, 6% lower than that reported in 2Q09, and 8% higher than the figure for 1Q10. There was a change in the net interest margin for 1T10 with respect to the figure reported in the first quarter of the year due to a reclassification of expenses generated by derivatives, for COP 31 billion, which used to be recorded as part of net income from investments and is now recorded in the line item “derivative financial instruments” under other operating income. This quarterly variation is explained by the recovery in income from investment securities. Notably, as interest income increased and interest expenses decreased in 2Q10, there was a recovery in net interest income that reflects the lower funding cost associated with a better funding mix and the re-pricing of deposits.

During 2Q10, income generated by the investment portfolio totaled COP 126 billion, a figure 8% lower than the COP 138 billion for 2Q09, but 67% higher than the COP 76 billion for 1Q10. During 2Q10, income generated by the investment portfolio increased due to higher bond prices in the secondary markets. These mark-to-market gains were realized primarily in Colombia where interest rates in the secondary bond markets showed downward trends in the second quarter of the year.

Net Interest Margin

Annualized net interest margin ended 2Q10 at 6.45%, significantly higher than the annualized interest margin of 6.07% (after the reclassification explained in Section 2.1 “Net Interest Income” in this report) in 1Q10. Annualized net interest margin for investments was 3.1% in 2Q10, evidencing a recovery of part of the losses incurred in 1Q10. Additionally, annualized net interest margin for loans, financial leases and overnight funds was 7.1% in 2Q10, remaining stable with respect to 1Q10, although lower than the 7.4% margin reported in 2Q09.

Annualized Interest
Margin	2Q09	3Q09	4Q09	1Q10 (*)	2Q10
Loan Interest margin	7.4%	7.0%	7.3%	7.1%	7.1%
Net investments' margin	2.0%	2.3%	11.1%	0.6%	3.1%
Net interest margin	6.7%	6.3%	7.9%	6.1%	6.4%

(*)There was a change in the net interest margin for 1T10 with respect to the figure reported in the first quarter of the year due to a reclassification of expenses generated by derivatives, for COP 30,727 million, which used to be recorded as part of net income from investments and is now recorded in the line item “derivative financial instruments” under Other Operating Income.

Notably, funding cost continued to decrease during 2Q10. The lower funding cost is the result of the liability re-pricing effort undertaken during the last quarters and the changes in the funding mix composition. The annualized average weighted cost of deposits reached 2.56% in 2Q10, decreasing as compared to the 2.73% and 4.86% for 1Q10 and 2Q09, respectively.

2Q10

Deposits' weighted
average cost	2Q09	1Q10	2Q10
Checking accounts	0.62%	0.41%	0.47%
Time deposits	7.33%	4.41%	4.05%
Saving accounts	3.28%	2.08%	2.03%
Total deposits	4.86%	2.73%	2.56%

2.2.	Fees and Income from Services

During 2Q10, net fees and income from services totaled COP 396 billion, 4% higher than those reported in 2Q09 and 6% higher than those reported in 1Q10. In particular, credit and debit card annual fees, the biggest contributor to total fees (33%), increased 3% compared to 2Q09. On the other hand, fees from collection and payment services decreased 4% with respect to 1Q10, but increased 15% with respect to 2Q09. Fees from fiduciary activities, pension fund management and brokerage, showed important increases during 2Q10, and although the two latter fee categories showed decreases with respect to 2Q09, they are already evidencing a positive change in the trend and are recovering.

Variation with respect to 1Q10 responds to seasonal effects and higher fees generated by the greater value of assets under management. Notably, fees from banking services and other services, which include fees from investment banking, were 17% higher than those for 2Q09 and 19% higher than those for 1Q10. Among the most significant transactions completed by Banca de Inversión Bancolombia (Bancolombia’s investment banking unit) are the structuring of a project finance deal for USD 350 million for AEI in Guatemala and the structuring of a syndicated credit for USD 205 million for IDEAL in Panama.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	Jul-05
(COP millions)	Jun-09	Jun-10	Growth	Market Share
Bancolombia VISA	845.281	889.307	5,21%	7,84%
Bancolombia Mastercard	1.124.231	1.091.473	-2,91%	9,63%
Bancolombia American Express	818.916	1.088.642	32,94%	9,60%
Total Bancolombia	2.788.427	3.069.423	10,08%	27,08%
Colombian Credit Card Market	10.259.263	11.336.604	10,50%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	Jul-05
(Outstanding credit cards)	Jun-09	Jun-10	Growth	Market Share
Bancolombia VISA	306.966	317.344	3,38%	6,02%
Bancolombia Mastercard	365.572	344.520	-5,76%	6,53%
Bancolombia American Express	324.541	401.525	23,72%	7,61%
Total Bancolombia	997.079	1.063.389	6,65%	20,16%
Colombian Credit Card Market	5.232.858	5.275.517	0,82%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 95 billion in 2Q10, 41% lower than in 1Q10, and 372% higher than in 2Q09.

Communication, postage, rent and others (primarily comprising income related to operating leases and commercial discounts) totaled COP 43 billion in 2Q10, 4% higher as compared to 1Q10 and 12% higher as compared to 2Q09.

2Q10

Dividend income, obtained from investments in participations in non-subsidiary companies totaled COP 11 billion in 2Q10, 28% lower than in 1Q10 but 174% higher than in 2Q09.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans before charge-offs) was COP 35 billion in 2Q10, a figure 88% lower than that presented in 1Q10 (COP 285 billion) and 85% than that presented in 2Q09 (COP 238 billion). This slower pace of deterioration is in line with the seasonal behavior of credit quality, which tends to have peaks at the beginning of the year and then improves. Credit quality continues to be impacted by a persistently high level of unemployment, although in general the pick-up in economic activity contributes to the improvement of loan quality.

Past due loans (those overdue more than 30 days) totaled COP 1,586 billion at the end of 2Q10, which represents 3.6% of total gross loans. The PDL ratio decreased from 4.23% at the end of 1Q10 and 3.9% at the end of 2Q09. Loan charge-offs totaled COP 225 billion in 2Q10, 64% higher than charge-offs for 1Q10 (COP 137 billion).

Provision charges (net of recoveries), totaled COP 187 billion in 2Q10, 31% higher than provision charges for 1Q10 and 46% lower than those for 2Q09.

Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,449 billion, or 5.6% of total loans at the end of 2Q10, increasing with respect to the 5.2% of loans they represented as of June 30, 2009. Additionally, coverage, measured by the ratio of allowances for loans losses to PDLs (overdue 30 days), was 154% at the end of 2Q10, increasing with respect to the 138% at the end of 1Q10, and the 134% at the end of 2Q09. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 111% at the end of the second quarter of 2010, showing no variation compared to 1Q10.

The following tables present key metrics for asset quality:

ASSET QUALITY		As of		Growth
(COP millions)	Jun-09	Mar-10	Jun-10	2Q 10 / 1Q 10	2Q 10 / 2Q 09
Total performing past due loans (1)	774,928	723,348	584,149	-19.24%	-24.62%
Total non-performing past due loans	962,163	1,052,315	1,002,246	-4.76%	4.17%
Total past due loans	1,737,091	1,775,663	1,586,395	-10.66%	-8.68%
Allowance for loans interest losses	2,329,824	2,452,205	2,449,215	-0.12%	5.12%
Past due loans to total loans	3.88%	4.23%	3.61%
Non-performing loans as a percentage of total loans	2.15%	2.51%	2.28%
“C”, “D” and “E” loans as a percentage of total loans	4.00%	5.25%	5.04%
Allowances to past due loans (2)	134.12%	138.10%	154.39%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	130.36%	111.29%	110.69%
Allowance for loan losses as a percentage of non-performing loans (2)	242.14%	233.03%	244.37%
Allowance for loan losses as a percentage of total loans	5.21%	5.85%	5.58%
Percentage of performing loans to total loans	97.85%	97.49%	97.72%

(1)
"Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category
% Of loan Portfolio		2Q09	1Q10	2Q10
Commercial loans	62.7%	2.7%	3.3%	2.6%
Consumer loans	16.1%	6.2%	6.2%	4.9%
Microcredit	0.5%	10.6%	10.0%	8.8%
Mortgage loans	8.3%	9.3%	8.4%	8.4%
Finance lease	12.4%	3.7%	3.2%	3.4%
PDL TOTAL		3.9%	4.2%	3.6%

2Q10

LOANS AND FINANCIAL LEASES CLASSIFICATION	2Q09		1Q10		2Q10
(COP millions)
¨A¨ Normal	41,324,933	92.4%	37,845,118	90.2%	40,045,941	91.3%
¨B¨ Subnormal	1,601,358	3.6%	1,897,276	4.5%	1,626,884	3.7%
¨C¨ Deficient	574,681	1.3%	739,608	1.8%	723,440	1.6%
¨D¨ Doubtful recovery	908,207	2.0%	1,125,766	2.7%	1,138,996	2.6%
¨E¨ Unrecoverable	304,343	0.7%	338,080	0.8%	350,276	0.8%
Total	44,713,522	100%	41,945,848	100%	43,885,537	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.0%		5.3%		5.0%

2.5.	Operating Expenses

During 2Q10, operating expenses totaled COP 743 billion, increasing 2% compared to 1Q10 and 9% compared to 2Q09.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 314 billion in 2Q10, 1% lower than in 1Q10, but 12% higher than in 2Q09. The increase with respect to 2Q09 is mainly explained by the annual increment in salaries and bonus plan payments related to Bancolombia’s variable compensation program in which compensation is determined taking into account the economic value added by the firm.

Administrative and other expenses increased 3% en 2Q10 compared to 1Q10 and 7% compared to 2Q09, totaling COP 356 billion. This variation is explained by higher expenses from the rental and leasing of technology during the year.

Depreciation expense totaled COP 49 billion in 2Q10, increasing 3% compared to 1Q10 and 7% compared to 2Q09. This variation is explained by the growth in the depreciation of assets that are part of the operating lease business of Bancolombia. These assets totaled COP 914 billion en 2Q10, increasing 6% compared to 1Q10 and 15% compared to 2Q09. In particular, COP 20 billion, or 41% of the quarter’s depreciation expense, is associated with operating lease.

3.	BANCOLOMBIA Descripción de la compañía (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Contact Information

Bancolombia’s Investor Relations
Phone (574) 4041837 / (574) 4041838
E-mail: investorrelations@bancolombia.com.co
Alejandro Mejia (IR Manager) /Catalina Botero (Analyst)
Website: http://www.grupobancolombia.com/investorrelations/

2Q10

BALANCE SHEET				Growth
(COP million)	Jun-09	Mar-10	Jun-10	QoQ	YoY
ASSETS
Cash and due from banks	4,725,276	4,592,302	4,180,009	-8.98%	-11.54%
Overnight funds sold	2,054,241	1,736,629	1,013,705	-41.63%	-50.65%
Total cash and equivalents	6,779,517	6,328,931	5,193,714	-17.94%	-23.39%
Debt securities	7,366,892	8,222,999	8,629,835	4.95%	17.14%
Trading	2,220,649	2,866,781	3,216,523	12.20%	44.85%
Available for Sale	2,032,017	2,217,319	2,146,980	-3.17%	5.66%
Held to Maturity	3,114,226	3,138,899	3,266,332	4.06%	4.88%
Equity securities	250,629	474,600	468,588	-1.27%	86.96%
Trading	61,509	230,441	227,226	-1.40%	269.42%
Available for Sale	189,120	244,159	241,362	-1.15%	27.62%
Market value allowance	-68,253	-89,049	-89,252	0.23%	30.77%
Net investment securities	7,549,268	8,608,550	9,009,171	4.65%	19.34%
Commercial loans	28,639,686	25,871,666	27,513,576	6.35%	-3.93%
Consumer loans	7,157,808	6,824,949	7,059,906	3.44%	-1.37%
Microcredit	151,588	218,330	237,422	8.74%	56.62%
Mortgage loans	3,271,842	3,603,657	3,638,968	0.98%	11.22%
Finance lease	5,492,600	5,427,246	5,435,666	0.16%	-1.04%
Allowance for loan losses	-2,329,824	-2,452,205	-2,449,215	-0.12%	5.12%
Net total loans and financial leases	42,383,700	39,493,643	41,436,323	4.92%	-2.24%
Accrued interest receivable on loans	512,409	382,918	359,663	-6.07%	-29.81%
Allowance for accrued interest losses	-55,820	-48,052	-47,399	-1.36%	-15.09%
Net total interest accrued	456,589	334,866	312,264	-6.75%	-31.61%
Customers' acceptances and derivatives	129,448	628,622	776,967	23.60%	500.22%
Net accounts receivable	782,705	681,351	676,926	-0.65%	-13.51%
Net premises and equipment	1,268,141	1,022,101	1,081,336	5.80%	-14.73%
Foreclosed assets, net	31,684	80,000	80,586	0.73%	154.34%
Prepaid expenses and deferred charges	143,062	210,944	219,326	3.97%	53.31%
Goodwill	929,702	795,640	777,328	-2.30%	-16.39%
Operating leases, net	795,070	864,839	913,735	5.65%	14.93%
Other	1,364,256	1,020,466	1,299,099	27.30%	-4.78%
Reappraisal of assets	654,162	700,629	712,721	1.73%	8.95%
Total assets	63,267,304	60,770,582	62,489,496	2.83%	-1.23%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,008,486	5,570,111	5,402,692	-3.01%	7.87%
Checking accounts	4,640,535	5,167,641	5,017,001	-2.92%	8.11%
Other	367,951	402,470	385,691	-4.17%	4.82%
Interest bearing	37,879,870	34,543,155	35,636,595	3.17%	-5.92%
Checking accounts	2,237,616	2,427,345	2,589,009	6.66%	15.70%
Time deposits	21,508,359	16,687,250	17,090,686	2.42%	-20.54%
Savings deposits	14,133,895	15,428,560	15,956,900	3.42%	12.90%
Total deposits	42,888,356	40,113,266	41,039,287	2.31%	-4.31%
Overnight funds	2,472,605	1,894,116	1,714,331	-9.49%	-30.67%
Bank acceptances outstanding	33,086	453,057	635,061	40.17%	1819.43%
Interbank borrowings	876,344	1,191,429	1,428,948	19.94%	63.06%
Borrowings from domestic development banks	3,260,963	2,730,401	2,670,756	-2.18%	-18.10%
Accounts payable	1,809,332	1,874,519	2,055,007	9.63%	13.58%
Accrued interest payable	517,775	293,956	266,926	-9.20%	-48.45%
Other liabilities	521,279	622,227	654,314	5.16%	25.52%
Bonds	3,893,681	4,127,958	4,198,459	1.71%	7.83%
Accrued expenses	588,149	600,646	655,736	9.17%	11.49%
Minority interest in consolidated subsidiaries	192,245	66,757	68,354	2.39%	-64.44%
Total liabilities	57,053,815	53,968,332	55,387,179	2.63%	-2.92%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	4,995,206	5,388,839	5,680,638	5.41%	13.72%
Appropiated	4,430,958	5,047,855	5,048,404	0.01%	13.93%
Unappropiated	564,248	340,984	632,234	85.41%	12.05%
Reappraisal and others	817,229	985,147	991,985	0.69%	21.38%
Gross unrealized gain or loss on debt securities	7,140	34,350	35,780	4.16%	401.12%
Total shareholder's equity	6,213,489	6,802,250	7,102,317	4.41%	14.30%

2Q10

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-09	Jun-10	Jun-10/Jun-09	2Q09	1Q10	2Q10	QoQ	YoY
Interest income and expenses
Interest on loans	2,700,263	1,942,468	-28.06%	1,306,041	969,360	973,108	0.39%	-25.49%
Interest on investment securities	291,752	202,708	-30.52%	137,689	76,349	126,359	65.50%	-8.23%
Overnight funds	45,577	27,136	-40.46%	17,319	16,747	10,389	-37.97%	-40.01%
Leasing	406,015	286,858	-29.35%	191,741	146,511	140,347	-4.21%	-26.80%
Total interest income	3,443,607	2,459,170	-28.59%	1,652,790	1,208,967	1,250,203	3.41%	-24.36%
Interest expense				-
Checking accounts	23,653	17,863	-24.48%	11,644	8,498	9,365	10.20%	-19.57%
Time deposits	811,342	363,876	-55.15%	399,900	192,963	170,913	-11.43%	-57.26%
Savings deposits	257,760	159,095	-38.28%	113,867	79,543	79,552	0.01%	-30.14%
Total interest on deposits	1,092,755	540,834	-50.51%	525,411	281,004	259,830	-7.54%	-50.55%
Interbank borrowings	35,620	9,359	-73.73%	12,618	4,819	4,540	-5.79%	-64.02%
Borrowings from domestic development banks	154,119	74,867	-51.42%	67,022	39,047	35,820	-8.26%	-46.55%
Overnight funds	67,613	18,531	-72.59%	29,629	8,990	9,541	6.13%	-67.80%
Bonds	181,895	148,645	-18.28%	91,676	74,705	73,940	-1.02%	-19.35%
Total interest expense	1,532,002	792,236	-48.29%	726,356	408,565	383,671	-6.09%	-47.18%
Net interest income	1,911,605	1,666,934	-12.80%	926,434	800,402	866,532	8%	-6%
Provision for loan and accrued interest losses, net	(768,211)	(421,019)	-45.19%	(384,604)	(185,989)	(235,030)	26.37%	-38.89%
Recovery of charged-off loans	81,719	118,235	44.68%	48,560	55,736	62,499	12.13%	28.70%
Provision for foreclosed assets and other assets	(39,064)	(39,616)	1.41%	(15,753)	(19,164)	(20,452)	6.72%	29.83%
Recovery of provisions for foreclosed assets and other assets	40,686	13,255	-67.42%	6,840	6,919	6,336	-8.43%	-7.37%
Total net provisions	(684,870)	(329,145)	-51.94%	(344,957)	(142,498)	(186,647)	30.98%	-45.89%
Net interest income after provision for loans				-
and accrued interest losses	1,226,735	1,337,789	9.05%	581,477	657,904	679,885	3.34%	16.92%
Commissions from banking services and other services	130,695	149,019	14.02%	69,042	68,061	80,958	18.95%	17.26%
Electronic services and ATM fees	30,424	27,190	-10.63%	14,961	13,775	13,415	-2.61%	-10.33%
Branch network services	53,396	56,138	5.14%	26,806	27,566	28,572	3.65%	6.59%
Collections and payments fees	88,813	107,960	21.56%	45,924	55,147	52,813	-4.23%	15.00%
Credit card merchant fees	13,807	7,893	-42.83%	6,591	4,203	3,690	-12.21%	-44.01%
Credit and debit card annual fees	274,458	280,836	2.32%	137,253	140,008	140,828	0.59%	2.60%
Checking fees	34,435	34,299	-0.39%	17,476	17,407	16,892	-2.96%	-3.34%
Fiduciary activities	81,633	83,568	2.37%	42,692	40,105	43,463	8.37%	1.81%
Pension plan administration	51,499	46,431	-9.84%	25,336	22,243	24,188	8.74%	-4.53%
Brokerage fees	18,312	15,865	-13.36%	10,410	7,477	8,388	12.18%	-19.42%
Check remittance	12,898	9,059	-29.76%	6,748	4,639	4,420	-4.72%	-34.50%
International operations	26,940	26,948	0.03%	13,308	11,493	15,455	34.47%	16.13%
Fees and other service income	817,310	845,206	3.41%	416,547	412,124	433,082	5.09%	3.97%
Fees and other service expenses	(70,544)	(75,181)	6.57%	(36,828)	(37,713)	(37,468)	-0.65%	1.74%
Total fees and income from services, net	746,766	770,025	3.11%	379,719	374,411	395,614	5.66%	4.19%
Other operating income				-
Net foreign exchange gains	(116,648)	22,969	119.69%	(321,943)	5,098	17,871	250.55%	105.55%
Derivatives Financial Contracts	75,728	11,703	-84.55%	261,793	27,772	(16,069)	-157.86%	-106.14%
Gains(loss) on sales of investments on equity securities	538	33,587	6142.94%	532	34,212	(625)	-101.83%	-217.48%
Securitization income	27,162	25,516	-6.06%	13,494	9,876	15,640	58.36%	15.90%
Dividend income	20,772	27,564	32.70%	4,202	16,069	11,495	-28.46%	173.56%
Revenues from commercial subsidiaries	51,875	43,495	-16.15%	23,219	23,148	20,347	-12.10%	-12.37%
Insurance income	12,178	4,581	-62.38%	367	1,540	3,041	97.47%	728.61%
Communication, postage, rent and others	74,792	84,314	12.73%	38,361	41,404	42,910	3.64%	11.86%
Total other operating income	146,397	253,729	73.32%	20,025	159,119	94,610	-40.54%	372.46%
Total income	2,119,898	2,361,543	11.40%	981,221	1,191,434	1,170,109	-1.79%	19.25%
Operating expenses				-
Salaries and employee benefits	519,644	553,317	6.48%	264,992	270,414	282,903	4.62%	6.76%
Bonus plan payments	37,936	61,926	63.24%	11,913	37,422	24,504	-34.52%	105.69%
Compensation	10,224	17,387	70.06%	5,390	9,889	7,498	-24.18%	39.11%
Administrative and other expenses	699,863	701,474	0.23%	333,675	345,090	356,384	3.27%	6.81%
Deposit security, net	38,639	41,145	6.49%	19,022	19,427	21,718	11.79%	14.17%
Donation expenses	1,393	1,503	7.90%	687	864	639	-26.04%	-6.99%
Depreciation	90,274	96,785	7.21%	45,627	47,748	49,037	2.70%	7.47%
Total operating expenses	1,397,973	1,473,537	5.41%	681,306	730,854	742,683	1.62%	9.01%
Net operating income	721,925	888,006	23.01%	299,915	460,580	427,426	-7.20%	42.52%
Goodwill amortization (1)	38,297	30,183	-21.19%	18,104	15,142	15,041	-0.67%	-16.92%
Non-operating income (expense)				-
Other income	119,174	99,479	-16.53%	56,408	72,176	27,303	-62.17%	-51.60%
Minority interest	(10,743)	(4,942)	-54.00%	(5,607)	(2,702)	(2,240)	-17.10%	-60.05%
Other expense	(56,330)	(61,058)	8.39%	(25,881)	(31,506)	(29,552)	-6.20%	14.18%
Total non-operating income	52,101	33,479	-35.74%	24,920	37,968	(4,489)	-111.82%	-118.01%
Income before income taxes	735,729	891,302	21.15%	306,731	483,406	407,896	-15.62%	32.98%
Income tax expense	(171,481)	(259,068)	51.08%	(53,608)	(142,422)	(116,646)	-18.10%	117.59%
Net income	564,248	632,234	12.05%	253,123	340,984	291,250	-14.59%	15.06%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 4, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance